Mail Stop 4561

July 14, 2006

By U.S. Mail and Facsimile (212) 455-2502

David E. Wezdenko
Chief Financial Officer
Evercore Partners, Inc.
55 East 52nd Street
43rd Floor
New York, New York 10055

Re: Evercore Partners, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 26, 2006
File No. 333-134087

Dear Mr. Wezdenko:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We are awaiting your analysis of the potential issues relating to the New York Times article of July 2, 2006 concerning the upcoming book authored by one of the company's senior managing directors.

Inside Cover Page

2.   We note your response to our prior comment no. 4. Please revise to clarify that Evercore was not necessarily sole or senior advisor in each of the transactions listed.

Organizational Structure, page 6

3.   In addition to discussing the distribution of voting power following the schematic presentation, please also discuss the distribution of economic benefits between the senior managing directors and public stockholders.

Summary Historical and Pro Forma Financial Data, page 8

4.   We refer to your response to our prior comment 16 and to revised footnote (d) on page 12 that states no pro forma basic and diluted net income per share figures for the Class B common shares of Evercore Partners were provided considering the Class B common shares, which are held by the Senior Managing Directors, *have no economic rights*. In this regard, please tell us your consideration of the two-class earnings per share disclosure requirements of paragraph 60 of SFAS 128 as modified by EITF 03-6, *"Participating Securities and the Two-Class Method under FASB Statement No. 128"* with respect to the convertible Evercore LP limited partnership units held by the Senior Managing Directors. Please consider in your response the following:

- The Senior Managing Directors of Evercore Partners are the Class B common shareholders and the holders of the Evercore LP partnership units. These partnership units are entitled to receive distributions from Evercore LP equivalent to any dividends paid to the Class A common shareholders of Evercore Partners. Refer to the "Dividend Policy" section on page 33.

- The limited partnership units in Evercore LP owned by the Senior Managing Directors are exchangeable for Class A common shares of Evercore Partners on a one-for-one basis subject to a 180-day lock-up period after which they will be eligible for resale. Refer to the risk factor titled "Our share price may decline due to the large number of shares eligible for future sale and exchange" on page 26. In this regard, please also tell us your consideration of the dilutive effect of these convertible Evercore LP partnership units in your determination of diluted earnings per shares for the Class A common shares. Refer to paragraph 26 of SFAS 128.

Risk Factors, page 16

5.   We note your response to our prior comment 20. However, we believe that disclosure regarding the remedial steps taken by the company is important in defining the nature and extent of the risk, and we therefore reissue this comment.

Organizational Structure, page 26

6.   We have reviewed your response to our previous comment 29.   Please revise to provide carved out audited financial statements exclusively for the combined and consolidated entities that will be contributed to Evercore LP from Evercore Holdings, the Company's predecessor which has consolidated the general partners of the private equity funds that will not be transferred to Evercore LP. Alternatively, please tell us how you determined that carved out financial statements were not necessary for investors to understand what they are purchasing. The staff generally expects that if the selling or predecessor entity retains significant operating assets or if significant operating assets that comprised the predecessor will continue to be operated by an entity other than the registrant, the financial statements of the larger entity of which the acquired business was a part may be confusing to investors. In these situations, carved out audited financial statements of the successor component business should be presented, excluding the operations retained by the larger entity and should include the disclosure regarding allocation of expenses required by SAB Topic 1:B.   Please consider the following information in your response:

- The total assets of the general partners of the private equity funds in Evercore Holdings as of March 31, 2006 in pro forma adjustment (j) on page 41 that will not be contributed to Evercore total $18.830 million. Therefore, 25% of the total assets of $73.5 million of Evercore Holdings will not be transferred to Evercore LP.

- The elimination of the net assets of the general partners from Evercore Holdings in pro forma adjustment (j) results in a reduction of $17.854 million of Members' Capital. Therefore, 63% of the $28.233 million of Members' Capital of Evercore Holdings will not be transferred to Evercore LP.

- Total investment management revenues of the general partners for the three-months ended March 31, 2006 of $5.116 million in pro form adjustment (a) on page 38, equal to 19% of income before minority income and income tax of Evercore Holdings will not be transferred to Evercore Holdings.

- The selected historical financial data for the three-year period ended December 31, 2005 of Evercore Holdings on page 11 includes in Investment Management Revenue the carried interest and gains and losses on portfolio investments of the general partners that will not be contributed to Evercore LP. For example the carried interest and investment income of the general partners for 2003 was $12.7 million or 36% of operating income of Evercore Holdings for that year.

Financial Statements of Evercore Holdings, page F-8

Combined Statements of Financial Condition as of March 31, 2006, page F-30

7.   We refer to your response to our previous comment 66. Please revise the Combined Statement of Financial Condition as of March 31, 2006 to provide the pro forma disclosure of the planned distribution as required by SAB 1.B.3 considering the following:

- It is the staff's position that planned distributions of undistributed earnings to owners at or prior to the closing of a public offering, whether to be paid from the offering proceeds or not, should be reported in a pro forma balance sheet along side the historical balance sheet reflecting the distribution accrual.

- Pro forma adjustment (k) on page 41 shows that the cash distribution of pre-incorporation profits, less net income from the general partners of the private equity funds, was estimated at $18.21 million, equal to 64% of Members Equity as of March 31, 2006.

Combined Statements of Income, page F-6

8.   We refer to your response to comment 67 which states the Company considers the income statement presentation is consistent with Article 5 of S-X but includes several exceptions for bank holding companies and broker dealers to which you consider Evercore is more analogous. Please tell us:

- Why you consider your operations meet the definition of a bank holding company under Article 9 of Regulation S-X considering interest income for Evercore Holdings is immaterial to the operations during the three year period ended December 31, 2005.

- Why you have recorded *gains and losses on investments in private equity funds* as part of recurring investment management revenue considering these sources of cash flows are from nonrecurring sales of investments. Refer to the "Gains (losses) on investments in Private Equity Funds" section of Note 2, "Significant Accounting Policies" on page F-16.

Note 2, Significant Accounting Policies, page F-13

Client Expense Reimbursement, page F-17

9.   We refer to your response to comment 69 in which you state that you have you have recorded billed reimbursable amounts appearing as revenues in the statement of income based in accordance with EITF 01-14, *"Income Statement Characterization of Reimbursement Received for "Out of Pocket" Expenses Incurred".*   Please revise the note to the financial statements to refer to the accounting literature that supports recording these reimbursements as revenues considering that the "Revenue" section of MD&A on page 45 of the original registration statement stated that beginning in 2006 you were going to change your accounting policy to record transaction-related reimbursements on a net basis.

Financial Statements of Protego Asesores, S.A. de C.V, Subsidiaries and Protego SI, S.C.

Combined and Consolidated Balance Sheets, page F-28

10.   We have read your response to our previous comment 71.   Please revise the Combined Statement of Financial Condition as of March 31, 2006 of Protego to provide the pro forma disclosure of the planned distribution as required by SAB 1.B.3 considering the following:

- It is the staff's position that planned distributions of undistributed earnings to owners at or prior to the closing of a public offering, whether to be paid from the offering proceeds or not, should be reported in a pro forma balance sheet along side the historical balance sheet reflecting the distribution accrual.

- Pro forma adjustment (m) on page 43 shows that the cash distribution of pre-combination profits to Protego Directors was estimated at $3.628 million, equal to 64% of Stockholders' Equity as of March 31, 2006.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Edwin Adames, Staff Accountant, at (202) 551-3447 or Donald Walker, Senior Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3493 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Vincent Pagano, Jr., Esq.
Joshua Ford Bonnie
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954

Mark G. Borden, Esq.
Stuart R. Nayman, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
399 Park Avenue
New York, New York 10022